
CITADEL | Securities

Citadel Securities LLC

2018 Financial Statement

CITADEL | Securities

Citadel Securities LLC

(A Delaware Limited Liability Company)
(SEC File Number 8-53574)

Statement of Financial Condition as of December 31, 2018 and Report of Independent Registered Public Accounting Firm

Filed pursuant to rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

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SEC FILE NUMBER
8-53574

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING   01/01/18   AND ENDING   12/31/18
                                   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER: CITADEL SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

131 South Dearborn Street
(No. and Street)

Chicago   Illinois   60603
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patricia Stasny   (312) 395-4366
                                                   (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – if individual, state last, first, middle name)

1 North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

CITADEL SECURITIES LLC

Affirmation

I, Patricia Stasny, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to the firm of Citadel Securities LLC (the "Company"), as of December 31, 2018, is true and correct. I further affirm that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

By: Patricia A Stasny

Patricia Stasny, Global Controller of Citadel Enterprise Americas LLC

February 26, 2019

State of Illinois
County of Cook

This instrument was signed or acknowledged before me on February 26, 2019 by Patricia Stasny.

Barbara A. Horne

Barbara A. Horne, Notary Public

OFFICIAL SEAL
BARBARA A HORNE
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/17/22

CITADEL SECURITIES LLC

Table of Contents

Page



Report of Independent Registered Public Accounting Firm

To the Member of Citadel Securities LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Citadel Securities LLC (the "Company") as of December 31 2018, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2019

We have served as the Company's auditor since 2005.

PricewaterhouseCoopers LLP, One North Wacker Drive Chicago, IL, 60606
T: (312) 298 2000, F: (312) 298 2001, www.pwc.com/us

CITADEL SECURITIES LLC

Statement of Financial Condition

(Expressed in U.S. dollars in millions)

ASSETS

		As of December 31, 2018
Assets:		
Cash	$	617
Securities owned, at fair value		30,237
Securities borrowed		1,861
Securities purchased under agreements to resell		938
Receivable from brokers and dealers		841
Receivable from clearing organizations and custodians		308
Interest receivable		57
Other assets		35
Exchange memberships and trading rights (fair value $21) (Note 2)		22
Dividends receivable		16
Total assets	$	34,932

LIABILITIES AND MEMBER'S CAPITAL

Liabilities:		
Securities sold, not yet purchased, at fair value	$	22,357
Securities sold under agreements to repurchase		7,663
Payable to brokers, dealers, and clearing organizations		2,764
Payable to affiliates		66
Payable for liquidity and order flow		64
Exchange, clearance, and regulatory fees payable		29
Interest payable		23
Other liabilities		18
Securities loaned		17
Dividends payable		8
Total liabilities before subordinated loans and accrued interest		33,009
Subordinated loans and accrued interest		357
Total liabilities		33,366
Member's capital		1,566
Total liabilities and member's capital	$	34,932

See notes to statement of financial condition.

Notes to Statement of Financial Condition

NOTE 1

Organization

Citadel Securities LLC (the "Company"), a Delaware limited liability company, is registered with the U.S. Securities and Exchange Commission ("SEC") as a broker and dealer, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and Securities Investor Protection Corporation. CSHC US LLC ("CSUH"), an affiliate, is the sole member of the Company.

CALC III LP ("CAL3"), an affiliate, is the manager of the Company. The Company has entered into a portfolio management agreement with CSUS (Hong Kong) Limited ("CS-HK"), an affiliate, whereby the Company appointed CS-HK to manage a portion of its financial instruments that were traded or arranged in Hong Kong or Asia. CAL3 and CS-HK are collectively referred to as the "Managers". The Company's designated self-regulatory organization is FINRA. The Company is a clearing member of the Depository Trust Company, National Securities Clearing Corporation, and Fixed Income Clearing Corporation (together, the Depository Trust & Clearing Corporation, or "DTCC") and is a member of the Options Clearing Corporation.

The Company primarily engages in market making and liquidity provision in U.S. options, equities, government securities, and foreign exchange products, as well as trade execution.

Citadel Enterprise Americas LLC (formerly known as Citadel LLC) ("CEAMER") and Citadel Securities Americas LLC ("CSAMER"), both affiliates, provide administrative and investment-related services to the Company. Northern Trust Hedge Fund Services LLC ("NTHFS") is responsible for providing certain middle and back office administrative and operational services to the Company. The services contract between the Company and NTHFS is effective through June 30, 2020.

NOTE 2

Summary of Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of financial statements in accordance with GAAP requires the Managers to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ significantly from those estimates.

Cash
The Company defines cash on the statement of financial condition as liquid amounts on deposit. Cash is held at various global financial institutions.

Securities Owned and Securities Sold, Not Yet Purchased
The Company's securities owned and securities sold, not yet purchased are recorded at fair value. Securities transactions are recorded on a trade date basis. Securities owned are held at various global financial institutions and at the DTCC. As of December 31, 2018, securities owned of approximately $29.50 billion, have been pledged as collateral to counterparties on contract terms which permit the counterparties to sell or repledge these securities to others.

Derivative Contracts
Derivative financial instruments are referred to as off-balance sheet instruments because neither their notional amounts nor the underlying reference instruments are reported as securities owned or securities sold, not yet purchased on the statement of financial condition. Rather, if derivative financial instruments are cash-settled at contractually specified intervals, the resulting gain or loss is recorded as a derivative asset or derivative liability, respectively, prior to the exchange of related cash flows. Derivative assets and derivative liabilities also include cash and cash collateral transferred to or from such counterparties, and such cash and cash collateral amounts may exceed the amount of net derivative exposure with the respective counterparties. Options are included in securities owned or securities sold, not yet purchased, as applicable, on the statement of financial condition. Futures, swaps, forwards, and related collateral are included in receivable from brokers and dealers on the statement of financial condition.

Offsetting Financial Instruments
Financial assets and liabilities, as well as cash collateral received and posted, are offset by counterparty when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting. As a result, the net exposure to each counterparty is reported as either an asset or liability on the statement of financial condition, where applicable.

Foreign Currency Translation
The functional currency of the Company is the U.S. dollar. The Company may hold assets and liabilities denominated in foreign currencies. The fair value of assets and liabilities is translated into U.S. dollars using spot currency rates on the date of valuation.

Transfers of Financial Assets
In general, transfers of financial assets are accounted for as sales when the Company has relinquished control over the transferred assets. For transfers of financial assets that are not accounted for as sales, in which the transferor retains control of the financial assets, the financial assets remain on the statement of financial condition and the transfer is accounted for as a collateralized financing. Securities borrowed, securities purchased under agreements to resell ("reverse repurchase agreements"), securities loaned and securities sold under agreements to repurchase ("repurchase agreements") are treated as collateralized financings (see Note 5).

Reverse repurchase and repurchase agreements are short-term in nature and are recorded at the amounts of cash paid or received, plus accrued interest, on the statement of financial condition. Reverse repurchase agreements and repurchase agreements with the same counterparty are reported on a net basis when there exists a legally enforceable right to set off the recognized amounts and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

Securities borrowing and lending transactions require cash or other financial instruments as collateral to be deposited or taken in. Securities borrowed are recorded at the amount of cash collateral advanced plus accrued interest receivable, as required. Securities loaned are recorded at the amount of cash collateral received plus accrued interest payable, as required.

Notes to Statement of Financial Condition

Exchange Memberships and Trading Rights

The Company's market making rights on various exchanges and trading rights (which represent only the right to conduct business or act as a designated market maker on the exchange) are accounted for as finite life intangible assets. These intangible assets are amortized over a five-year useful life using the straight-line method and are reviewed annually for impairment. As of December 31, 2018, the gross carrying amount of the intangible assets was $22 million. The related accumulated amortization was $12 million, resulting in a net carrying amount of $10 million, which is included in exchange memberships and trading rights on the statement of financial condition. In addition, the Company's exchange memberships, which include ownership interests in clearing corporations, are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects the Managers' estimate of the impairment. As of December 31, 2018, exchange memberships of $12 million are included in exchange memberships and trading rights on the statement of financial condition. The disclosure of the fair market value of the exchange memberships and trading rights is based on recent sales, where available, or valuation reviews conducted by third parties. The Managers may review the price information received in determining the best estimate of fair value. During the year ended December 31, 2018, no impairment was recognized. The expected annual amortization expense of finite life intangible assets for 2019 to 2020 is $4 million; and for 2021 is $2 million.

Valuation of Financial Instruments

The Company measures and reports securities owned; securities sold, not yet purchased; and other derivative financial instruments ("Financial Instruments") at fair value, as determined by the Managers. The fair value is based on available information and represents the Managers' best estimate of fair value. The fair value determined may not necessarily reflect the amount which might ultimately be realized in an arm's length sale or liquidation of the Financial Instruments and such differences may be material. Financial Instruments within each portfolio are valued as of the market close (as determined by the Managers).This valuation procedure is followed, irrespective of whether part or all of the Financial Instruments within a given portfolio continue to trade after the market close. Fair value shall be determined based on the valuations in effect as of the close of business on each date of determination, which valuations are next revised as of the close of business on the next business day. However, the Managers may value (or revalue as the case may be) any and all Financial Instruments after the close of business if the Managers believe that doing so is necessary to better reflect fair value, giving consideration to certain extraordinary events that the Managers determine have or may have a material impact on the Company's net asset value, even though such event occurs after the close of business.

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants, at the measurement date. Where available, fair value is based on observable market prices or inputs or derived from such prices or inputs. Where observable market prices or inputs are not available, other valuation techniques are applied. These valuation techniques involve some level of estimation and judgment by the Managers, the degree of which is dependent on the price transparency for the Financial Instruments or market and the Financial Instruments' complexity.

The accounting guidance for fair value measurements and disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

Basis of Fair Value Measurement

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
Level 2	Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and
Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A Financial Instrument's level within the fair value hierarchy is based on the lowest level of any input, individually or in the aggregate, that is significant to the fair value measurement.

Financial Instruments which are traded on one or more exchanges, organized dealer markets or electronic trading facilities are generally valued at their closing price on the exchange upon which they are principally traded. Such Financial Instruments are generally classified within level 1 of the fair value hierarchy. Valuation adjustments may be applied to the quoted market prices to the extent that exchange-traded Financial Instruments are infrequently traded. Exchange-traded Financial Instruments adjusted from the observable exchange price are categorized within level 2 or level 3 of the fair value hierarchy based on the significance of unobservable inputs to the overall valuation.

The following describes the valuation techniques applied to the Company's classes of assets and liabilities to measure fair value, including an indication of the level within the fair value hierarchy in which each asset and liability is generally classified. Where appropriate, the description includes details of the valuation models and the key inputs to those models.

EQUITY SECURITIES

Exchange-traded equity securities
Exchange-traded equity securities are valued using exchange quoted market prices and are categorized within level 1 of the fair value hierarchy.

Non-exchange-traded equity securities
The Company's non-exchange-traded equity securities typically represent securities that are traded in over-the-counter ("OTC") markets. These non-exchange-traded equity securities are generally valued using market price quotations obtained from vendors and are classified within level 1 or level 2 of the fair value hierarchy.

CORPORATE DEBT SECURITIES

The fair value of corporate debt securities is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads obtained from independent external parties such as vendors and brokers. When applicable, the spread data used in valuing the security is equivalent to the maturity of the respective security. Corporate debt securities are categorized within level 2 of the fair value hierarchy.

U.S. GOVERNMENT SECURITIES

U.S. government securities are valued using quoted market prices and are generally categorized within level 1 of the fair value hierarchy. However, all government inflation-protected securities are categorized within level 2 of the fair value hierarchy.

Notes to Statement of Financial Condition

NON-U.S. GOVERNMENT SECURITIES

Non-U.S. government securities are valued using quoted prices in active markets and are categorized within level 2 of the fair value hierarchy.

U.S. AGENCY SECURITIES AND NON-U.S. AGENCY SECURITIES

The fair value of U.S. agency securities and non-U.S. agency securities are estimated using market price quotations obtained from independent external parties such as vendors and brokers. The U.S. agency securities and non-U.S. agency securities are categorized within level 2 of the fair value hierarchy.

DERIVATIVE ASSETS AND DERIVATIVE LIABILITIES

Exchange-traded derivative financial instruments

Exchange-traded derivative financial instruments include options (including equity, foreign exchange, equity futures, commodity futures, bond futures, and Exchange Traded Funds ("ETFs")), as well as futures contracts. Equity options and options on equity futures are generally valued using the average of national best bid offer prices as reported by various exchanges upon which those derivative financial instruments are traded. Options (including foreign exchange, commodity futures, bond futures, and ETFs), as well as futures contracts are generally valued at the closing exchange price. Exchange-traded derivative financial instruments are generally classified within level 1 of the fair value hierarchy.

OTC derivative financial instruments

OTC derivative financial instruments include foreign exchange forwards and total return swap contracts. These OTC derivative financial instruments generally trade in liquid markets and are valued using market-based inputs to models. Model inputs can generally be verified and model selection does not involve significant management judgment. Significant inputs include equity prices, interest rates, foreign exchange rates and/or foreign exchange forward points. These instruments are categorized within level 2 of the fair value hierarchy.

Other Financial Instruments

The Managers estimate that the aggregate carrying value of other financial instruments (including receivables and payables) recognized on the statement of financial condition approximates fair value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to frequent repricing.

The financial assets and liabilities including securities borrowed, securities purchased under agreements to resell, receivable from brokers and dealers, receivable from clearing organizations and custodians, interest receivable, other assets, dividends receivable, securities sold under agreements to repurchase, payable to brokers, dealers, and clearing organizations, payable to affiliates, payable for liquidity and order flow, exchange, clearance, and regulatory fees payable, interest payable, other liabilities, securities loaned and dividends payable are considered level 2. The financial asset of cash is considered level 1.

NOTE 3

New Accounting Pronouncement

Effective January 1, 2018, the Company adopted the new accounting standard for recognizing revenue from contracts with customers on a modified retrospective basis. The adoption did not have a material impact on the Company's financial condition or compliance with regulatory requirements. The additional disclosures required by the updated guidance have been included in Note 12.

NOTE 4

Income Taxes

The Company is disregarded for U.S. federal income tax purposes and is not subject to U.S. federal or state income tax directly; rather these are borne by CSUH's members or the partners of CSUH's members, where applicable.

In accordance with GAAP, the Managers have reviewed the Company's tax positions for all open tax years. As of December 31, 2018, the Managers determined that the Company was not required to establish a liability for uncertain tax positions.

NOTE 5

Collateralized Transactions

The Company manages credit exposure arising from reverse repurchase agreements, repurchase agreements and securities borrowed and securities loaned transactions by, in appropriate circumstances, entering into master netting agreements and collateral arrangements with counterparties. In the event of a counterparty default (such as bankruptcy or a counterparty's failure to pay or perform), these agreements provide the Company the right to terminate such agreement, net the Company's rights and obligations under such agreement, buy-in undelivered securities and liquidate and set off collateral against any net obligation remaining by the counterparty.

During the year ended December 31, 2018, the Company had reverse repurchase and repurchase agreements with Citadel Securities Institutional LLC ("CSIN"), an affiliated broker and dealer, and Citadel Securities Swap Dealer LLC ("CSSD"), an affiliated swap dealer (Note 8), and non-affiliates.

Securities borrowing and lending transactions are collateralized by pledging cash or securities, which typically include equity securities and are collateralized as a percentage of the fair value of the securities borrowed or loaned. Reverse repurchase and repurchase agreements are collateralized primarily by receiving or pledging securities, respectively. Typically, the Company has rights of rehypothecation with respect to the securities collateral received under reverse repurchase agreements and the underlying securities received under securities borrowed transactions. As of December 31, 2018, substantially all securities received under securities borrowed transactions have been delivered or repledged in connection with short sales.

The counterparty generally has rights of rehypothecation with respect to securities collateral pledged by the Company for securities borrowed by the Company. The counterparty generally has rights of rehypothecation with respect to the securities collateral received from the Company under repurchase agreements and the securities loaned from the Company to such counterparty. Also, the Company typically has rights of rehypothecation related to securities collateral received from counterparties for securities loaned to those counterparties.

The Company monitors the fair value of underlying securities in comparison to the related receivable or payable and as necessary, transfers or requests additional collateral as provided under the applicable agreement to ensure transactions are adequately collateralized.

Notes to Statement of Financial Condition

The following table presents information about securities borrowed and securities loaned:

AS OF DECEMBER 31, 2018

($ in millions)	Securities Borrowed	Securities Loaned
Fair value of securities borrowed/loaned	$ 1,828	$ 15
Cash collateral pledged/received	1,858	16
Fair values of securities collateral pledged/received	5	—
Financing interest receivable/payable[1]	3	1

[1] Included in securities borrowed and securities loaned, respectively, on the statement of financial condition.

As of December 31, 2018, as a result of entering into reverse repurchase agreements, the Company obtained collateral with a fair value of $9.02 billion. Also as of December 31, 2018, the Company had repurchase agreements with collateral posted having a fair value of $15.92 billion. The fair value of the collateral obtained and posted includes accrued coupon interest. The Company also pledged net cash collateral of $2 million and received net cash and securities collateral of $44 million and $14 million, respectively. The sale and purchase obligations under reverse repurchase agreements and repurchase agreements are collateralized by equity securities or U.S. government securities, to the extent offsetting agreements with the same counterparty have not otherwise reduced the Company's or counterparties' gross exposure.

Offsetting of Certain Collateralized Transactions

The following table presents information about the offsetting of these instruments. Refer to Note 11 for information relating to offsetting of derivatives.

ASSETS AS OF DECEMBER 31, 2018

($ in millions)	Reverse Repurchase Agreements	Securities Borrowed
Included in the statement of financial condition		
Gross amounts[1]	$ 8,985	$ 1,861
Amounts offset[2][3]	(8,047)	—
Net amounts[1]	938	1,861
Amounts not offset		
Counterparty netting[2]	(802)	(13)
Financial instruments, at fair value[2][4]	(136)	(1,811)
Net exposure	$ —	$ 37

LIABILITIES AS OF DECEMBER 31, 2018

($ in millions)	Repurchase Agreements	Securities Loaned
Included in the statement of financial condition		
Gross amounts[1]	$ 15,710	$ 17
Amounts offset[2][3]	(8,047)	—
Net amounts[1]	7,663	17
Amounts not offset		
Counterparty netting[2]	(802)	(13)
Financial instruments, at fair value[2][4][5]	(6,856)	(3)
Net exposure	$ 5	$ 1

[1] Amounts include all instruments, irrespective of whether there is a legally enforceable master netting agreement or similar arrangement in place. The gross and net amounts in this table include financing interest receivables and payables related to these transactions.

[2] Amounts relate to master netting agreements or similar arrangements which have been determined by the Company to be legally enforceable in the event of default.

[3] Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

[4] Financial instruments not offset in the statement of financial condition include the fair value of securities borrowed or loaned, securities purchased or sold under the agreements to resell or repurchase, respectively, accrued coupon interest and cash collateral, where applicable. These amounts are limited to the net amount by counterparty reported on the statement of financial condition. Note that the fair value of securities borrowed or loaned in the table only includes securities for which cash collateral was pledged or received, respectively.

[5] Securities sold or otherwise pledged as collateral for repurchase agreements include securities owned, at fair value, recorded on the statement of financial condition.

The Company is a netting member of the Government Securities Division of Fixed Income Clearing Corporation ("FICC"), an industry clearing house for reverse repurchase and repurchase transactions. After every trade cleared through FICC, FICC interposes itself between the Company and the original counterparty to the transaction, thereby becoming the Company's counterparty.

Collateralized Transactions—Maturities and Collateral Pledged

The following table presents gross obligations for repurchase agreements and securities lending transactions by remaining contractual maturity as of December 31, 2018.

($ in millions)	Repurchase Agreements	Securities Loaned
Overnight and open	$ 6,556	$ 16
2-30 days	7,789	—
31-90 days	1,080	—
91-365 days	270	—
Total	15,695	16
Financing interest payable	15	1
Gross amount presented in the offsetting table above	$ 15,710	$ 17

The following table presents gross obligations for repurchase agreements and securities lending transactions by class of collateral pledged as of December 31, 2018.

($ in millions)	Repurchase Agreements	Securities Loaned
Equity securities	$ 1,196	$ 16
U.S. government securities	14,499	—
Total	15,695	16
Financing interest payable	15	1
Gross amount presented in the offsetting table above	$ 15,710	$ 17

Notes to Statement of Financial Condition

<u>NOTE 6</u>

Fair Value Disclosures

The following fair value hierarchy tables present information about the Company's assets and liabilities measured at fair value on a recurring basis based upon the lowest level of significant input to the valuations (see Note 2 for the Company's policies regarding the hierarchy):

ASSETS AT FAIR VALUE AS OF DECEMBER 31, 2018

($ in millions)	Level 1	Level 2	Netting and Collateral	Total
Investment assets				
Equity securities[1]	$ 9,941	$ 4	$ —	$ 9,945
U.S. government securities[1]	8,950	—	—	8,950
Corporate debt securities[1]	—	118	—	118
Non-U.S. government debt securities[1]	—	1	—	1
Total investment assets	18,891	123	—	19,014
Derivative assets				
Options[1]	11,186	37	—	11,223
Futures[2]	94	—	—	94
Swaps[2]	—	9	—	9
Forwards[2]	—	1	—	1
Gross derivative assets	11,280	47	—	11,327
Netting[3]	(32)	(1)	609	576
Total derivative assets	11,248	46	609	11,903
Total	$ 30,139	$ 169	$ 609	$ 30,917

LIABILITIES AT FAIR VALUE AS OF DECEMBER 31, 2018

($ in millions)	Level 1	Level 2	Netting and Collateral	Total
Investment liabilities				
Equity securities[1]	$ 7,952	$ 31	$ —	$ 7,983
U.S. government securities[1]	3,853	7	—	3,860
Corporate debt securities[1]	—	161	—	161
U.S. agency securities[1]	—	12	—	12
Non-U.S. government securities[1]	—	6	—	6
Non-U.S. agency securities[1]	—	3	—	3
Total investment liabilities	11,805	220	—	12,025
Derivative liabilities				
Options[1]	10,268	64	—	10,332
Futures[2]	81	—	—	81
Forwards[2]	—	1	—	1
Gross derivative liabilities	10,349	65	—	10,414
Netting[3]	(32)	(1)	(49)	(82)
Total derivative liabilities	10,317	64	(49)	10,332
Total	$ 22,122	$ 284	$ (49)	$ 22,357

[1] Amounts are included in securities owned or securities sold, not yet purchased, as applicable, on the statement of financial condition.
[2] Included in receivable from brokers and dealers as discussed in Note 2.
[3] For positions with the same counterparty that cross over the levels of the fair value hierarchy, both counterparty netting and cash collateral netting are included in the column titled "Netting and Collateral." For contracts with the same counterparty, counterparty netting among derivative financial instruments classified within the same level is included within that level. For further information on derivative financial instruments and hedging activities, see Note 11.

There were no level 3 assets or liabilities measured at fair value on recurring basis as of December 31, 2018.

Notes to Statement of Financial Condition

NOTE 7

Subordinated Loan Agreements

The Company entered into two subordinated loan agreements with CSUH on October 16, 2017. As approved by FINRA, the loan proceeds received by the Company in the amounts of $150 million and $100 million qualify as capital for purposes of computing the Company's regulatory net capital. The terms and conditions of both the subordinated loan agreements specify quarterly interest payments at the rate of three-month LIBOR plus 5% per annum and maturity dates of October 16, 2018, which were extended to October 16, 2019 during 2018. The outstanding principal and interest payable amounts as of December 31, 2018 are $250 million and $5 million, respectively, and are included in subordinated loans and accrued interest on the statement of financial condition.

The Company also entered into a subordinated loan agreement with Barclays Bank PLC on October 16, 2017, which is guaranteed by CSUH. As approved by FINRA, the loan proceeds of $100 million received by the Company qualify as capital for purposes of computing the Company's regulatory net capital. The terms and conditions of the subordinated loan agreement specify quarterly interest payments at the rate of three-month LIBOR plus 5% per annum and a maturity date of October 16, 2018, which was extended to October 16, 2019 during 2018. The outstanding principal and interest payable amounts as of December 31, 2018 are $100 million and $2 million, respectively, and are included in subordinated loans and accrued interest on the statement of financial condition.

The Managers estimate that the carrying value of the subordinated loan agreements approximates their fair value.

NOTE 8

Transactions with Related Parties

Expenses
Pursuant to an administrative services agreement, the Company reimburses CEAMER, CSAMER and their affiliates for direct and allocable administrative, general and operating expenses, including employee compensation and benefits, paid by these entities, on behalf of the Company. As of December 31, 2018, the Company had a combined payable to CEAMER, CSAMER and their affiliates of $63 million, which is included in payable to affiliates on the statement of financial condition. As of December 31, 2018, the Company has paid compensation to CSAMER and CEAMER of $16 million, which has not yet been expensed and such amount is included in other assets on the statement of financial condition.

The Company has also entered into service agreements with other affiliates, where such affiliates provide the Company certain technology, relationship management, marketing or risk monitoring services. The Company incurs expenses from such affiliates providing these services. As of December 31, 2018, the Company had a payable to affiliates for these services of $1 million, which is included in payable to affiliates on the statement of financial condition.

Executing and Settlement Activities
During 2018, CSIN provided execution services to the Company under a cost plus agreement. As of December 31, 2018, the Company had a receivable from CSIN of $1 million and payable to CSIN of $2 million, which are included in other assets and payable to affiliates, respectively, on the statement of financial condition.

The Company also entered into agency service agreements with other affiliated brokers and dealers for execution services and allocates revenue to or receives revenue from such affiliates for these transactions.

Reverse Repurchase and Repurchase Agreements
During 2018, the Company entered into reverse repurchase agreements and repurchase agreements with CSIN and CSSD. As of December 31, 2018, the Company had no outstanding reverse repurchase or repurchase transactions with CSIN.

As of December 31, 2018, the Company had reverse repurchase agreements and repurchase agreements with CSSD with a contract value of $277 million and $141 million, respectively. The Company obtained securities collateral with fair value of $277 million and pledged securities collateral with fair value of $141 million with regard to these transactions.

Miscellaneous Related Party Transactions
The Company participates in a variety of operating and administrative transactions with related parties and affiliates. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties and such differences could be material.

NOTE 9

Receivable from and Payable to Brokers, Dealers, Clearing Organizations, and Custodians

Amounts receivable from brokers, dealers, clearing organizations, and custodians at December 31, 2018, consist of the following:

($ in millions)		
Securities failed to deliver	$	137
Receivables from brokers and dealers		704
Receivable from brokers and dealers	$	841
Securities failed to deliver	$	100
Receivables from clearing organizations		88
Receivables from custodian for unsettled trades		120
Receivable from clearing organizations and custodians	$	308

Amounts payable to brokers, dealers, and clearing organizations at December 31, 2018, consist of the following:

($ in millions)		
Securities failed to receive	$	100
Payables to brokers and dealers		2,594
Payables to clearing organizations		70
Payable to brokers, dealers, and clearing organizations	$	2,764

The Company clears certain of its proprietary transactions through clearing brokers. The net receivables/payables from/to brokers, dealers, clearing organizations, and custodians related to the aforementioned transactions contain cash margin balances and are collateralized by securities owned by the Company. The clearing brokers' internal and regulatory collateral requirements on open short positions and securities purchased on margin require that cash and/or securities be maintained in the Company's accounts to satisfy such requirements.

Notes to Statement of Financial Condition

Additionally, at December 31, 2018, the Company has pledged collateral in the form of securities, which includes securities collateral received under reverse repurchase agreements, with a fair value of $40 million to fulfill the Company's clearing fund and margin obligations at clearing organizations.

NOTE 10

Risk Management

The Company is subject to various risks, including, but not limited to, market risk, off-balance sheet risk, credit risk, currency risk, and liquidity and leverage risk. The Managers attempt to monitor and manage these risks on an ongoing basis. While the Managers generally seek to hedge certain portfolio risks, the Managers are not required to and may not attempt to hedge all market or other risks in the portfolio, and they may decide to only partially hedge certain risks.

Market Risk

Market risk is the potential for changes in the value of Financial Instruments. Categories of market risk include, but are not limited to, exposures to equity prices, interest rates, commodity prices, credit prices, and currency prices. Market risk is directly impacted by the volatility and liquidity of the markets in which the underlying financial instruments are traded. The Managers attempt to manage market risk in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments. The ability to manage market risk may be constrained by changes in liquidity conditions and fast changes in the relative prices, volatilities and correlations between Financial Instruments and the instruments used to hedge such Financial Instruments.

The Company sells various financial instruments which it does not yet own or which are consummated by the delivery of borrowed financial instruments ("short sales"). The Company is exposed to market risk for short sales. A short sale involves the risk of an unlimited increase in the market price of the particular investment sold short, which could result in an inability to cover the short position and unlimited loss. There can be no assurance that securities necessary to cover a short position will be available for purchase. To attempt to manage this market risk, the Company may hold Financial Instruments which can be used to hedge or settle these obligations and monitors its market exposure daily, adjusting Financial Instruments as deemed necessary. Also, the Company's ability to conduct short sales on certain specified securities could be restricted due to regulatory and legislative rules, thus resulting in a reduced inventory of securities available for borrowing and increased transaction costs relating to short selling.

Off-Balance Sheet Risk
The Company enters into investment transactions which may represent off-balance sheet risk. Off-balance sheet risk exists when the maximum potential loss on a particular investment is greater than the value of such investment, as reflected on the statement of financial condition. Off-balance sheet risk generally arises from the use of derivative financial instruments or short sales.

Credit Risk
Credit risk is the risk of losses due to the failure of a counterparty to perform according to the terms of a contract. Since the Company does not clear all of its own securities transactions, it has established accounts with other financial institutions for this purpose. This can, and often does, result in a concentration of credit risk with one or more of these institutions. A substantial portion of the Company's options, clearing and financing activities are with a Bank of America Merrill Lynch subsidiary ("BAML"). These positions are recorded at fair value under securities owned on the statement of financial condition. This results in a concentration of operational and credit risks with BAML. Such risk, however, is partially mitigated by the obligation of certain of these financial institutions to maintain minimum net capital and to segregate customers' funds and financial instruments from the financial institution's own holdings. The Company actively reviews and attempts to manage exposures to various financial institutions in an attempt to mitigate these risks. The Company also attempts to minimize this credit risk by carrying minimal excess collateral above any specific collateral requirement determined in accordance with the contractual terms between the Company and the relevant financial institution.

The Company is exposed to credit risk in its role as a trading counterparty to dealers and broker and dealer clients, as a holder of securities and as a member of exchanges and clearing organizations. The Company's client activities involve the execution of various transactions. Client activities are transacted on a delivery versus payment or cash basis. The Company's credit exposure to broker and dealer clients is mitigated by the use of industry-standard delivery versus payment through depositories and clearing banks.

The credit risk of exchange-traded derivatives, such as exchange-traded futures and exchange-traded options, is reduced by the rules or regulatory requirements, such as daily margining, applicable to the individual exchanges, clearinghouses and clearing members through which these instruments are traded and cleared.

The Company seeks to reduce its exposure to credit risk associated with counterparty non-performance under bilateral OTC derivative financial instrument transactions by entering into master netting agreements and collateral arrangements with counterparties. These master netting agreements provide the Company with the right on a daily basis to demand collateral based on the Company's mark-to-market exposure to the counterparty, as well as, in the event of counterparty default, the right to liquidate collateral and offset receivables and payables covered under the same master netting agreement. In an effort to limit bilateral OTC credit risk, the Company generally enters into bilateral OTC derivative financial instrument transactions only with major financial institutions. Additionally, the Company also seeks to manage credit risk by, among other factors, monitoring exposures to and reviewing creditworthiness of its counterparties and rebalancing trading and financing sources as deemed appropriate.

The cash and security account balances held at various global financial institutions, which typically exceed government sponsored insurance coverages, subject the Company to a concentration of credit risk. The Managers attempt, where possible, to mitigate the credit risk that exists with these account balances by, among other factors, maintaining these account balances pursuant to segregated custodial arrangements.

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

The Company invests in convertible bonds, corporate bonds, and other credit sensitive securities, from time to time. Until such investments are sold or are paid in full at maturity, the Company is exposed to credit risk relating to whether the issuer will meet its obligations when the securities come due. The Managers attempt, where possible, to manage the risk associated with credit sensitive instruments in various ways, including through diversifying exposures, placing limitations on position sizes and hedging in related securities or derivative financial instruments.

Currency Risk
The Company may have exposure to non-U.S. currencies, directly or indirectly through its financial instruments, and as such is subject to the risk that those currencies will decline in value relative to the U.S. dollar, or, in the case of hedging positions, that the U.S. dollar will decline in value relative to the currency being hedged. Currency rates may fluctuate significantly over short periods of time for a number of reasons, including changes in interest rates, intervention (or the failure to intervene) by government entities, central banks or supranational entities, or by the imposition of currency controls or other geopolitical developments.

Liquidity and Leverage Risk
The Company generally invests on a leveraged basis, both through its financing and loan arrangements, and through the degree of leverage typically embedded in the derivative financial instruments in which it invests. The use of leverage can dramatically magnify both gains and losses, increasing the possibility of the member's total loss of its investment in the Company. Leverage through margin borrowings generally requires collateral to be posted with prime brokers, custodians and counterparties. Market value movements could result in a prime broker, custodian or counterparty, under their respective agreements with the Company, having the right to reduce the value of such collateral or to require the posting of additional collateral, potentially resulting in the issuance of a margin call. This could also result in the Company having to sell assets at a time when the Company would not otherwise choose to do so. The Company seeks to mitigate this risk by utilizing term financing arrangements as well as negotiating trading and financing agreements that include objective valuation methodologies and dispute rights for valuation differences between the Company and its prime brokers, custodians and counterparties.

The Managers target to maintain a pool of excess liquidity at the Company for various planned and contingent needs including, among others, mark-to-market losses on investments, changes in margin requirements as term financing facilities mature, increases in initial margin requirements by clearinghouses, and member's capital activity.

Other Risks
Due to investments in specific industries or investments in non-U.S. issuers located in a specific country or region, the Company may be subject to elements of risk not typically associated with investments in the U.S. Such concentrations may subject the Company to additional risks resulting from future political or economic conditions in such country or region and the possible imposition of adverse governmental laws or currency exchange restrictions affecting such country or region, which could cause the securities and their markets to be less liquid and prices more volatile than those of comparable U.S. companies.

It is difficult to predict what other changes in the regulation of the Company, the Managers, the markets in which the Company trades, or the counterparties with which the Company does business may be instituted in the future, in addition to those changes already proposed or adopted in the United States, the European Union or other jurisdictions. These regulations could have a material adverse effect on the performance of the Company.

Commitments
The Company enters into forward starting repurchase and reverse repurchase agreements that settle at a future date. At December 31, 2018, the Company had commitments of $125 million relating to its unsettled forward starting repurchase agreement, which had a settlement date of January 2, 2019.

Contingencies
In the normal course of business, the Company enters into contracts that contain provisions related to general indemnifications. The Company's maximum exposure under these arrangements is unknown, as any such exposure involves possible future claims that may be, but have not yet been, made against the Company, based on events which have not yet occurred. However, based on experience, the Managers believe the risk of material loss from these arrangements to be remote.

The Company provides guarantees to securities clearinghouses. Under the standard securities clearinghouse membership agreement, members are required to guarantee the performance of other members. Under these agreements, if a member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet the resulting shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the Managers believe the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these arrangements.

The Company may be involved, in the normal course of business, in legal, regulatory and arbitration proceedings and/or inquiries concerning matters arising in connection with the conduct of its operations. The Company believes resolution of any such matters would not have a material adverse effect on the financial condition of the Company, although the resolution could be material to the Company's operating results for a particular period or periods. Given the inherent difficulty of predicting the outcome of the Company's litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred.

NOTE 11

Derivative Financial Instruments

Derivatives are instruments that derive their value from underlying asset prices, indices, reference rates, and other inputs, or a combination of these factors and generally represent commitments to exchange cash flows, or to purchase or sell other financial instruments at specified future dates. Derivatives generally reference notional amounts which are utilized solely as a basis for determining cash flows to be exchanged. Notional amounts provide a measure of the Company's portfolio commitment to such derivative financial instruments and are not necessarily indicative of economic exposure or potential risk. Derivatives may be traded on an exchange ("Exchange-traded") or they may be privately negotiated contracts, which are usually referred to as "OTC derivatives". OTC derivatives can be cleared and settled through central clearing counterparties, while others, such as bilateral contracts between two counterparties ("Bilateral OTC"), will maintain the direct contractual relationship between executing counterparties.

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

The Company may enter into derivative financial instruments in the normal course of its market making business, to manage various underlying exposures for risk management purposes, or for proprietary risk taking. Examples of the use of derivative financial instruments for risk management purposes include, but are not limited to, the following: interest rate derivatives to manage potential exposures to interest rate fluctuations and equity derivatives to manage potential price fluctuations related to individual equities, equity options, equity baskets and indices. The Company's derivative financial instrument risks should not be viewed in isolation, but rather the Managers believe they should be considered on an aggregate basis along with the Company's other market making activities.

At any point in time, subject to applicable bankruptcy or similar laws affecting creditors' rights, generally, the Company's credit exposure to a derivative financial instrument counterparty under a master netting agreement is limited to any net unrealized gain of the Company on derivative financial instruments plus any collateral transferred to such counterparty by the Company pursuant to related credit support agreements, less any net unrealized loss of the Company on derivative financial instruments plus any collateral transferred to the Company by such counterparty pursuant to related credit support agreements. When the Company has executed master netting agreements permitting the legal right of offset of such exposures between the Company and such counterparty, these amounts are recorded on the statement of financial condition of the Company on a net basis by counterparty. Typically, the Company and the counterparty have rights of rehypothecation with respect to collateral pledged or received under such derivative master netting agreements. Initial margin pledged by or to the Company under derivative master netting agreements, but held at a third-party custodian, is not subject to rehypothecation by the counterparty or the Company.

Options are contracts in which the option purchaser has the right, but not the obligation, to purchase from or sell to the option writer financial instruments within a defined time period for a specified price. Options written by the Company create off-balance sheet risk, as the Company's contingent obligation to satisfy the purchase or sale of securities underlying such options may exceed the amount recognized on the statement of financial condition.

Futures and forwards are contracts that commit counterparties to purchase or sell financial instruments, commodities, or currencies for an agreed-upon price on an agreed future date. These instruments can involve market risk and/or credit risk in excess of the amount recognized on the statement of financial condition.

Total return derivative financial instruments are contractual agreements whereby one party receives the appreciation (or pays the depreciation) and the dividends and interest, on either a levered or unlevered basis, on an underlying reference asset or attribute or index in return for paying interest. These instruments can involve market risk and/or credit risk in excess of the amount recognized on the statement of financial condition.

The following table sets forth the fair value of the Company's derivative contracts by underlying risk exposure. The table also presents information about the offsetting of derivative financial instruments and related collateral amounts (see information related to offsetting of certain collateralized transactions in Note 5). Gross derivative contracts in the table below exclude the effect of netting. The net derivative contracts agree to the total derivative assets and total derivative liabilities included in the fair value hierarchy tables in Note 6:

FAIR VALUE AS OF DECEMBER 31, 2018

($ in millions)	Derivative Assets	Derivative Liabilities
Gross derivative contracts		
Exchange-traded		
Equity contracts	$ 11,051	$ 10,137
Commodity contracts	263	221
Interest rate contracts	3	55
Total Exchange-traded	11,317	10,413
Bilateral OTC		
Equity contracts	9	—
Foreign exchange contracts	1	1
Total Bilateral OTC	10	1
Total gross derivative contracts[1]	11,327	10,414
Amounts offset in the statement of financial condition[2][3]		
Exchange-traded		
Cash collateral	640	—
Counterparty netting	(81)	(81)
Total Exchange-traded	559	(81)
Bilateral OTC		
Cash collateral	18	—
Counterparty netting	(1)	(1)
Total Bilateral OTC	17	(1)
Total Exchange-traded	11,876	10,332
Total Bilateral OTC	27	—
Net derivative contracts	11,903	10,332
Amounts not offset[2]	(387)	(387)
Net exposure	$ 11,516	$ 9,945

[1] Amounts include all derivative financial instruments, irrespective of whether there is a legally enforceable master netting agreement or similar arrangement in place.

[2] Amounts relate to master netting agreements and collateral arrangements which have been determined by the Company to be legally enforceable in the event of default.

[3] Amounts are reported on a net basis in the statement of financial condition when subject to a legally enforceable master netting agreement or similar arrangement and when certain other criteria are met in accordance with applicable accounting guidance on offsetting.

CITADEL SECURITIES LLC

Notes to Statement of Financial Condition

The following table sets forth the quarterly average notional of the Company's derivative contracts by underlying risk exposure for the year ended December 31, 2018. The quarterly average notional amount provides an indication of the volume of the Company's derivative activity.

QUARTERLY AVERAGE NOTIONAL

($ in millions)	Derivative Assets	Derivative Liabilities
Gross derivative contracts		
Exchange-traded		
Equity contracts	$ 242,470	$ 243,379
Commodity contracts	2,415	2,677
Interest rate contracts	2,777	4,844
Foreign exchange contracts	66	92
Credit contracts	453	497
Total Exchange-traded	248,181	251,489
Bilateral OTC		
Equity contracts	50	15
Foreign exchange contracts	67	48
Total Bilateral OTC	117	63
Total gross derivative contracts	$ 248,298	$ 251,552

The Company has concentration risk with respect to its derivative financial instruments. At December 31, 2018, BAML serves as clearing and prime broker for 90.97% of the Company's net derivative assets. See Note 10 for a discussion of credit risk and risk management.

The Company attempts to manage the risks associated with its derivative financial instruments along with its speculative investing activities in cash instruments as part of its overall risk management process (discussed in Note 10).

NOTE 12

Contracts with Customers

As of December 31, 2018, customer transactions consisted of:

Transaction Fees
The Company, in its capacity as a market maker, executes trades on behalf of its broker and dealer clients and is reimbursed by the clients for transaction fees incurred. The transaction fees are calculated based on the volume and type of trades executed by the Company and are billed monthly. Transaction fees are recognized on a trade date basis.

Commissions
The Company receives commission payments monthly from CSIN for trade execution services provided (see Note 8). Commissions are recorded on a trade date basis as securities transactions occur.

Trade Quoting Rebates
The Company earns rebates for quoting prices on certain securities on the New York Stock Exchange. The Company recognizes such rebates over time in the period when the trade quoting service is provided and payments are received quarterly.

As of December 31, 2018, the Company's receivable from contracts with customers was $7 million, and is included in other assets on the statement of financial condition. The Company did not have any transaction price allocated to unsatisfied or partially satisfied performance obligations as these obligations are generally short term in nature.

NOTE 13

Regulatory Requirements

The Company is a registered broker and dealer subject to Rule 15c3-1 of the SEC, which specifies uniform minimum net capital requirements for its registrants. The Company has elected to use the alternative method as permitted by Rule 15c3-1. At December 31, 2018, net capital was $1.09 billion in excess of the Company's required minimum net capital. In addition, the Company is subject to minimum capital requirements of exchanges and clearing corporations in which it is a member, which may exceed the minimum net capital requirements of the SEC.

At December 31, 2018, the Company does not carry securities accounts for customers, perform custodial functions related to customer securities, or effectuate any transactions with customers.

NOTE 14

Subsequent Events

The Company has performed an evaluation of subsequent events through February 26, 2019, which is the date the financial statements were available to be issued.

Subsequent to December 31, 2018, the Company had withdrawals of $206 million.